Mail Stop 4561

February 25, 2009

Mr. Brian K. Miller
Executive Vice President and
Chief Financial Officer
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, Texas 75225

      Re: Tyler Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              File No. 001-10485

Dear Mr. Miller:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

              Sincerely,

              Mark Kronforst
              Accounting Branch Chief